Vibe Ventures Inc.
Suite 1707-C, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China
Tel. 861380882282
Fax. 862083332588

February 16, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Mark P. Shuman
Legal Branch Chief


Re:	Vibe Ventures Inc.
Amendment No.5 to Registration Statement on Form S-1
Filed on January 21, 2011
File No. 333-164081

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on February 8, 2011.

The financial statements are updated to include the year ended
October 31, 2010.





Sincerely

-S-

Hong Mei Ma